1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 29, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

29 April 2011

To Shareholders

Dear Sir or Madam

Re: 2010 Annual General Meeting (“2010 AGM”)

Reference is made to the Notice of 2010 Annual General Meeting (“2010 AGM Notice”) of the Company dated 25 March 2011. On 27 April 2011, the 2010 AGM Notice was supplemented by a Supplemental Notice of 2010 Annual General Meeting (“Supplemental Notice”) by the addition of a new resolution in relation to financing activities at fixed interest rate, which will be considered and approved at the AGM as an additional ordinary resolution. On 29 April, 2011, the Supplemental Notice was revised (“Revised Supplemental Notice”) to amend the additional resolution as a special resolution. By reason of the additional new resolution and the amendment of the new resolution as a special resolution, the proxy form (the “Previous Proxy Form”) previously dispatched with the 2010 AGM Notice to the Shareholders and the proxy form uploaded on the website of The Hong Kong Stock Exchange Limited on 27 April 2011 (“27 April Proxy Form”) have to be revised accordingly.

In addition, we would wish to clarify that Grant Thornton Jingdu Tianhua, the auditors proposed to be appointed as the Company’s international auditors in Resolution No. 11 of the 2010 AGM Notice, refers to Grant Thornton and Grant Thornton Jingdu Tianhua. Accordingly, Resolution No. 11 in the 2010 AGM Notice, the Revised Proxy Form and the 27 April Proxy Form are further revised to include the clarification. In this regard, we enclose the following:

1.	2010 AGM Notice;

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2.	Revised Supplemental Notice; and

3.	Revised Form of Proxy for Use at the Annual General Meeting for the Year Ended 31 December 2010 (the “Revised Proxy Form”).

Please ignore the Supplemental Notice, the Previous Proxy Form and the 27 April Proxy Form.

Please note that the Revised Proxy Form supersedes and replaces the 27 April Proxy Form and/or the Previous Proxy Form. Shareholders who have signed and returned the 27 April Proxy Form and/or the Previous Proxy Form should sign and return the Revised Proxy Form in accordance with the instructions of the 2010 AGM Notice and the Revised Proxy Form. If the Revised Proxy Form is not signed and returned after the 27 April Proxy Form and/or the Previous Proxy Form has been signed and returned, the 27 April Proxy Form or the Previous Proxy Form (if no 27 April Proxy Form is signed and returned) will remain valid and effective to the fullest extent applicable, if correctly completed.

Shareholders should refer to the 2010 AGM Notice, the Revised Supplemental Notice and the Revised Proxy Form enclosed for instructions to complete the Revised Proxy Form and on voting at the 2010 AGM.

Yanzhou Coal Mining Company Limited

By the order of the Board

Li Weimen

Chairman of the Board

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2010 (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company:

AS ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31 December 2010;

2.	To consider and approve the working report of the supervisory committee of the Company for the year ended 31 December 2010;

3.	To consider and approve the audited financial statements of the Company and its subsidiaries as at and for the year ended 31 December 2010;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2010 and to authorize the Board to distribute an aggregate cash dividend of RMB2,901.9 million (tax inclusive), equivalent to RMB0.59 (tax inclusive) per share to the shareholders of the Company;

5.	To consider and approve the appointment of the directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the sixth session of the Board;

6.	To consider and approve the appointment of the independent directors of the fifth session of the Board for a term of three years commencing from the conclusion of the AGM and ending the date of the conclusion of the general meeting for the election of independent directors of the sixth session of the Board;

7.	To consider and approve the appointment of the non-worker representative supervisors of the fifth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company;

8.	To consider and approve the remuneration of the directors and supervisors of the Company for the year ended 31 December 2011;

9.	To consider and approve the “Proposal regarding purchase of liability insurance for the directors, supervisors and senior management of the Company”;

10.	To consider and approve the “Proposal regarding the approval of bidding by the Company for the mining rights of Zhuan Longwan Coal Mine Field in Inner Mongolia”;

11.	To consider and approve the “Proposal regarding the appointment of external auditors of the Company for the year ending 31 December 2011 and their remuneration”, and the appointment of Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and Shine Wing Certified Public Accountants as the Company’s international and domestic auditors for the year 2011, respectively, until the conclusion of the next annual general meeting, and to determine their remuneration arrangements;

AS SPECIAL RESOLUTIONS

12.	To consider and approve the “Proposals regarding the amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”), the Rules of Procedure for Shareholders’ Meetings of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for Shareholders’ Meetings”) and the Rules of Procedure for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedure for the Board”), and to authorise any of the directors to make further adjustments at his discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time, particulars of which are set out in the circular of the Company dated 25 March 2011;

13.	To consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the number of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

14.	To consider and approve the “Proposal regarding the general mandate on authorizing the board of directors of the Company to repurchase H Shares of the Company”:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the holders of Domestic Shares of the Company to be held on 20 May 2011 (or on such adjourned date as may be applicable) and the class meeting for the holders of H Shares to be held on 20 May 2011 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By order of the Board

Yanzhou Coal Mining Company Limited

Li Weimin

Chairman

Zoucheng, Shandong, the PRC

25 March 2011

Notes:

1.	Eligibility for attending the annual general meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 April 2011 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary of the Board no later than Friday, 29 April 2011.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (Room 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H share register will be closed from Wednesday, 20 April 2011 to Thursday, 19 May 2011, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the AGM and be qualified for entitlement to the proposed dividends for the year ended 31 December 2010 must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 19 April 2011.

4.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this notice, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REVISED SUPPLEMENTAL NOTICE OF 2010 ANNUAL GENERAL MEETING

This revised supplemental notice supersedes and replaces the Supplemental Notice Of 2010 Annual General Meeting dated 27 April 2011.

Reference is made to the Notice of 2010 Annual General Meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 25 March 2011 (the “AGM Notice”).

Recently, the board of directors of the Company (the “Board”) received from its controlling shareholder, Yankuang Group Corporation Limited (Yankuang Group Corporation Limited currently holds a total of 2,600,000,000 domestic shares of the Company, representing approximately 52.86% of the total issued share capital of the Company), a letter requesting the addition of a new resolution for consideration and approval by the shareholders of the Company. Details of the new resolution are as follows:

The “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate” is proposed to be tabled at the AGM as an additional special resolution for consideration.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the annual general meeting for the year ended 31 December 2010 of the Company will be held at 8:30 a.m. on Friday, 20 May 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, Postal Code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing resolutions as set out in the AGM Notice and the following additional special resolution of the Company:

AS ADDITIONAL SPECIAL RESOLUTION:

To consider and approve the “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate”, including but not limited to,

1.	to the extent permitted by laws and regulations and according to the projects progress and capital needs of the Company, to raise no more than RMB20,000,000,000 by financing activities such as fixed-interest bank loans, short-term financing bonds and offshore RMB bonds, at appropriate time to supplement the working capital of the Company, adjust the Company’s debt portfolio and fund ongoing and new projects of the Company (the “financing activities”).

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2.	to authorize the management of the Company to formulate the detailed proposal of the financing activities, including the terms of financing agreements, size of financing, duration, interest rates, specific use of proceeds, arrangement for repayment of principal and interest and other relevant matters;

3.	to approve the Company to sign any agreements and relevant legal documents relating to the financing activities and handle other relevant matters; and

4.	the aforesaid authority shall be effective for 6 months commencing from the date on which the resolution is approved at the AGM.”

Pursuant to the Company Law of the PRC, shareholders individually or collectively holding more than 3% of the shares of the Company may propose ex tempore motions no later than ten days prior to the convening of the general meeting by submitting the same in writing to the board of directors; the board of directors should notify other shareholders within two days after the receipt of the motions and table the same at the general meeting for consideration. Ex tempore motions should carry specific subjects and matters to be resolved that fall within the scope of authority of the general meeting.

Further, pursuant to the articles of association of the Company, shareholders individually or collectively holding more than 5% of the shares of the Company may propose ex tempore motions no later than twenty days prior to the convening of the general meeting by submitting the same in writing to the convener. The convener should issue a supplementary notice of general meeting within two days after the receipt of the motions to announce the details of such motions.

The Board is of the view that the above additional special resolution falls within the scope of authority of the general meeting, and that the qualifications of the entity proposing the resolution and the procedures of proposing the additional resolution comply with the relevant provisions of the relevant laws, regulations, the articles of association of the Company and the Rules of Procedure for Shareholders’ Meetings of the Company. Accordingly, the Board has approved the tabling of the “Resolution on authorising the Company to handle matters in relation to financing activities at fixed interest rate” at the 2010 AGM of the Company for consideration and approval.

Save for the new resolution added as resolution 12 as aforesaid and the renumbering of the original resolutions 12, 13 and 14 to resolutions 13, 14 and 15, other details such as the resolutions to be considered at the AGM, time, venue and record date for the AGM as set out in the AGM Notice dated 25 March 2011 remain unchanged.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Weimin

Chairman of the Board

Zoucheng, Shandong Province, the PRC

29 April 2011

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As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Note:

1.	Please refer to the AGM Notice dated 25 March 2011 for matters such as eligibility for attending the annual general meeting, proxy, closure of register of members and the Company’s office address.

2.	The revised form of proxy for use at the annual general meeting for the year ended 31 December 2010 will be despatched to the shareholders of the Company together with this supplemental notice of AGM. The revised proxy form replaces the proxy form which was previously distributed with the AGM Notice dated 25 March 2011.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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